Exhibit 99.1

Press Release

VERAXA Biotech Presents in vivo Proof-of-Concept Data for
BiTAC®-ADC Technology at World ADC Congress

In vivo data confirm activation of prodrug payload inside tumor cells following systemic administration of BiTAC-ADC molecules leading to potent anti-tumor activity

ZURICH, SWITZERLAND – October 13, 2026 – VERAXA Biotech AG (NASDAQ: VRXA; “VERAXA”), an emerging leader in designing novel cancer therapies, today presented first in vivo proof-of-concept data and additional in vitro data validating its novel BiTAC-ADC technology platform at the 17th World ADC Congress in San Diego, CA, USA. The in vivo data demonstrate that a systemically applied, single dose of the two-component BiTAC-ADC selectively triggered a tumor-specific response resulting in a significant reduction in tumor volume, while continuing to show differentiated safety features and the potential to overcome systemic toxicity, the primary limitation of current ADCs.

The in vivo data presented at the World ADC Congress showed that treatment with BiTAC-ADCs resulted in strong tumor regression in a xenograft breast cancer model even at a single dose of 3 mg/kg. As intended, BiTAC-ADCs utilizing one non-targeted component, thereby only delivering one component to the tumor, showed no significant effect. A control ADC, engineered by VERAXA using the same conjugation and linker-payload technology and with the same drug-antibody ratio (DAR) as its BiTAC-ADC counterpart, performed similarly. In the BiTAC-ADC treatment arm, no decrease in body weight could be observed.

“These novel datasets on the BiTAC-ADC platform underline the rapid progress our team has made in demonstrating the potentially transformative safety benefits of BiTAC-ADCs compared to conventional ADCs,” said Christoph Erkel, Ph.D., Chief Scientific Officer at VERAXA. “While BiTAC-TCEs remain our priority, the rapid validation of our BiTAC-ADC concept bodes well for establishing a second pillar in our R&D and partnering strategy towards safer drugs for solid tumor patients.”

“Demonstrating that BiTAC-ADCs can reach the tumor site following intravenous administration, induce a specific effect only upon arrival of both BiTAC components, and shrink the tumor in a living organism is a significant platform milestone and validates its underlying concept,” added Paul Sauter, Ph.D., Senior Director and Department Head ADC Tech & Chemistry at VERAXA.

The poster presented at the World ADC congress also expanded on previously published in vitro studies and shows that BiTAC-ADCs can discriminate between cancer and healthy cells, require both BiTAC-ADC constructs to be co-targeted to the tumor site and do not release active toxins in the periphery. The BiTAC-ADC concept was also successfully evaluated across a wide range of cancer cell lines and against several validated ADC targets. Taken together, the data sets underline the potential for this novel therapeutic concept with comparable efficacy to a conventional ADC, but a mechanistically highly differentiated safety profile.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

The BiTAC therapeutic strategy is designed to unlock a new level of precision in cancer treatment via dual-targeting using two complementary precursors and enabling a tumor-restricted activation of the desired therapeutic effect. Applied to the development of antibody drug conjugates (ADCs), the technology delivers a systemically inactive prodrug and a cell-impermeable proactivator through two separate antibodies, each addressing a defined tumor-associated antigen. While the single BiTAC-ADC precursors are therefore not toxic by design, the selective internalization of both components into the same cancer cell leads to dose-dependent cytotoxicity.

The data poster presented will be made available on the Company’s website.

About VERAXA Biotech AG (NASDAQ: VRXA)

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific T cell engagers, bispecific ADCs and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory (EMBL), a world-renowned institution known for pioneering life science research and cutting-edge technology.

For regular updates about VERAXA Biotech, visit https://investors.veraxa.com/ or follow us on LinkedIn, X (formerly known as Twitter) and Bluesky.

BiTAC® is a registered trademark of VERAXA Biotech GmbH.

Forward-looking Statements

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements that address activities, events, or developments that VERAXA Biotech AG (the “Company”) intends, expects, plans, projects, believes, or anticipates will or may occur in the future are forward-looking statements, including the Company’s ability to successfully translate the results obtained in preclinical research into clinical development and marketed therapeutic products. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations, including the Company’s need for substantial additional funding, which may not be available on acceptable terms or at all; the uncertainties inherent in drug development, including the risk that results of preclinical studies or early-stage clinical trials may not be predictive of results in later-stage trials or in humans, and that interim, topline or preliminary data may change as more patient data become available; the risk that regulatory authorities, including the U.S. Food and Drug Administration, the European Medicines Agency and other comparable authorities, may disagree with the Company’s trial designs, interpretations of data or regulatory strategies, or may not approve its product candidates; the Company’s ability to enter into and maintain collaboration,

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

license or partnering arrangements on favorable terms; competition from other oncology therapies; and the Company’s ability to obtain, maintain, defend and enforce intellectual property protection for its product candidates and technologies. No forward-looking statement can be guaranteed.

Forward-looking statements contained in this press release should be evaluated together with the many uncertainties that affect the Company’s business, particularly those identified or referenced herein and in the risk factors section of the Company’s most recent Annual Report on Form 20-F and any subsequent reports on Form 6-K. These documents are available from the Securities and Exchange Commission, the Company website or from Company Investor Relations.

In addition, any information contained in this press release was current as of the date presented and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change, whether as a result of new information, future events or otherwise. Consequently, the company will not update the information contained in this press release, and investors should not rely upon the information as current or accurate after the presentation date.

Contact

VERAXA Biotech AG – Corporate
Christoph Antz, Ph.D.
Chief Executive Officer, Co-Founder
investors@veraxa.com

For Media and Investors – U.S.
Brandon Weiner
ICR Healthcare
VERAXA@icrhealthcare.com

For Media and Investors – EU
Mario Brkulj
media@veraxa.com

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

3